July 2012: Second Quarter Review

Second Quarter Correction

The market correction we were expecting arrived in the second quarter. After surging 12.0% in the first quarter, the S&P 500 Index fell 3.3% in Q2, bring its year-to-date gain to 8.3%. A market rally that began in early June saved stocks from a bigger quarterly decline. Value beat growth across the size spectrum, as large-cap value led the way with a -2.9% return for the second quarter. Most of the negative issues impacting the market were familiar: persistently weak employment in the U.S, wobbly European growth from excess sovereign debt, companies sitting on idle cash waiting for clarity on the business environment, individuals and institutions shifting into bonds with each new bout of bad news. The Performance Fund lagged its benchmark year-to-date as we held a higher than normal level of cash as stocks rallied in the last month of the quarter. We are concerned that the continued slowdown in growth in the U.S. and global economies is yet to be fully reflected in corporate earnings estimates.

Correction  Ends  with  End  of  Quarter

Despite the continued slowdown in global GDP growth, stocks tried to embark on a new uptrend the last day of the quarter. Only time will tell if the latest uptrend will be successful. There is a historical precedence for the market to stage a rally going into year-end of a Presidential election year. Since 1964, there have been six occasions when an incumbent President has run for re-election, and each time the market rallied with an average gain of 9.7% for the six-month period ending in December of the election year. The market rallied whether or not the incumbent President was successfully re-elected.
However, the third year of a market advance usually produces a very choppy environment, much like we just experienced in the second quarter.

Market  Headwinds

The upside to the U.S. stock market might be limited by a deceleration in the rate of global economic growth and potentially disappointing corporate profits. It is becoming increasingly clear that global monetary easing is losing its marginal benefit and that the onus of future economic and corporate profit growth lies squarely on the shoulders of fiscal policy, both here in the U.S. and in Europe. Yet, on both sides of the Atlantic, political leaders demonstrate an inability to enact policies that will promote growth in the private market. Europe appears to be entering a recession, yet all we see are leaders trying to issue more debt in order to refinance the existing onerous level of sovereign debt outstanding. Here in the U.S., our economic recovery is growing more ambiguous with a further slowdown in manufacturing and exports, resulting in a jobless rate stuck at 8.2% and payroll increases averaging less than 100,000 per month. Despite clear signs of slowing growth, earnings forecasts have yet to be reduced. While the upside to stocks might be limited, so might the downside be limited as market valuations are not unreasonable. We are confident that, in the fullness of time, current conditions will ultimately improve. Should the new market uptrend prove to be durable, we will expand our equity holdings to take advantage of a better market environment. But for now, we view the most prudent strategy as erring on the side of conservatism by maintaining above-average cash reserves.




MARKET  SECTOR  PRICE  CHANGES



                             % 3 Months             %YTD

S&P 500 Index                 -3.3%                 8.3%
Russell Large Index           -3.6%                 8.3%
Russell Mid Index             -4.8%                 7.1%
Russell Small Index           -3.8%                 7.8%
Russell 3000 Index            -3.7%                 8.2%




Last  3  Months  and  YEAR-TO-DATE



VALUE            BLEND          GROWTH
-2.9%           -3.6%          -4.4%       LARGE
 7.3%            8.3%           9.2%
-3.9%           -4.8%          -5.9%      MEDIUM
 6.5%            7.1%           7.5%
-3.5%           -3.8%          -4.1%       SMALL
 7.1%            7.8%           8.4%




ECONOMIC  SECTOR  ALLOCATION



Sector                                Fund        S&P 500
Consumer Discretion                      13%          11%
Consumer Staple                           2%          11%
Energy                                    5%          11%

Financial                                15%          14%
Health Care                              15%          12%
Industrials                               6%          11%

Information Tech                         14%          20%
Materials                                 2%           3%
Telecommunications                        0%           3%

Utilities                                 1%           4%
Sector-Specific ETFs                      4%          N/A
Cash                                     22%          N/A
Other                                     1%          N/A



STOCK  SECTOR  ALLOCATION



VALUE     BLEND     GROWTH
6%           12%        46%        LARGE

7%            0%        21%        MEDIUM

2%            4%         2%        SMALL



Stock allocation by size and price-Growth stocks are higher priced stocks, meaning they have above-average P/E ratios, while value stocks, with their below-average P/E ratios, are lower priced stocks.


TOP  FIVE  NEW  STOCK  HOLDINGS
           ---



                                          % of Fund
American Tower Corp                            2.5%
Ocwen Financial Group                          2.3%
Texas Capital Bancshares                       2.1%
Equinix Inc                                    2.1%
Wal Mart Stores Inc                            2.1%



TOP  FIVE  STOCK  HOLDINGS



                                           % of Fund
Transdigm Group Inc                             3.7%
SXC Health Solutions Corp                       3.5%
Intuitive Surgical Inc                          2.6%
American Tower Corp                             2.5%
Ocwen Financial Group                           2.3%



Investment objectives, risks, expenses, and other information about the Fund are contained in the prospectus. You may obtain a copy by calling 888.223.0600.
Please  review  it  carefully  before  investing.